UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                SCHEDULE 13D


                 Under the Securities Exchange Act of 1934
                            (Amendment No. 25)*


                             INAMED CORPORATION
-------------------------------------------------------------------------------
                              (Name of Issuer)

                                Common Stock
-------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 453235103
-------------------------------------------------------------------------------
                               (CUSIP Number)


                            Kenneth Maiman, Esq.
                         Appaloosa Management L.P.
                        26 Main Street, First Floor
                             Chatham, NJ 07928
                               (973) 701-7000
-------------------------------------------------------------------------------
    (Name, Address and Telephone Number of Persons Authorized to Receive
                        Notices and Communications)

                               July 11, 2003
-------------------------------------------------------------------------------
          (Date of Event Which Requires Filing of This Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

          Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

          * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D
CUSIP No. 453235103

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  APPALOOSA INVESTMENT LIMITED PARTNERSHIP I

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) |_|
                                                                       (b) |_|

3         SEC USE ONLY


4         SOURCE OF FUNDS

                  OO

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                            |_|


6         CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE

                      7      SOLE VOTING POWER

     NUMBER OF                       -0-

       SHARES

    BENEFICIALLY      8      SHARED VOTING POWER

      OWNED BY                       777,075

                      9      SOLE DISPOSITIVE POWER
        EACH
                                     -0-
     REPORTING

       PERSON         10     SHARED DISPOSITIVE POWER

        WITH                         777,075

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  777,075

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                   |_|

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  3.4%

14        TYPE OF REPORTING PERSON

                  PN

                                SCHEDULE 13D
CUSIP No. 453235103

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  PALOMINO FUND LTD.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) |_|
                                                                       (b) |_|

3         SEC USE ONLY



4         SOURCE OF FUNDS

                  OO

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                            |_|


6         CITIZENSHIP OR PLACE OF ORGANIZATION

                  BRITISH VIRGIN ISLANDS

                      7      SOLE VOTING POWER

     NUMBER OF                       -0-

       SHARES

    BENEFICIALLY      8      SHARED VOTING POWER

      OWNED BY                       685,618

                      9      SOLE DISPOSITIVE POWER
        EACH
                                     -0-
     REPORTING


       PERSON         10     SHARED DISPOSITIVE POWER

        WITH                         685,618

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  685,618

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                   |_|



13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  3.0%


14        TYPE OF REPORTING PERSON

                  CO

                                SCHEDULE 13D
CUSIP No. 453235103

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  APPALOOSA MANAGEMENT L.P.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) |_|
                                                                       (b) |_|

3         SEC USE ONLY



4         SOURCE OF FUNDS

                  OO

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                            |_|


6         CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE

                      7      SOLE VOTING POWER

     NUMBER OF                       -0-

       SHARES

    BENEFICIALLY      8      SHARED VOTING POWER

      OWNED BY                       1,462,693

                      9      SOLE DISPOSITIVE POWER
        EACH
                                     -0-
     REPORTING


       PERSON         10     SHARED DISPOSITIVE POWER

        WITH                         1,462,693

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,462,693

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                   |_|



13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  6.5%


14        TYPE OF REPORTING PERSON

                  PN

                                SCHEDULE 13D
CUSIP No. 453235103

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  APPALOOSA PARTNERS INC.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) |_|
                                                                       (b) |_|

3         SEC USE ONLY



4         SOURCE OF FUNDS

                  OO

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                            |_|


6         CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE

                      7      SOLE VOTING POWER

     NUMBER OF                       -0-

       SHARES

    BENEFICIALLY      8      SHARED VOTING POWER

      OWNED BY                       1,462,693

                      9      SOLE DISPOSITIVE POWER
        EACH
                                     -0-
     REPORTING


       PERSON         10     SHARED DISPOSITIVE POWER

        WITH                         1,462,693

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,462,693

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                   |_|



13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  6.5%


14        TYPE OF REPORTING PERSON

                  CO

                                SCHEDULE 13D
CUSIP No. 453235103

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  DAVID A. TEPPER

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) |_|
                                                                       (b) |_|

3         SEC USE ONLY



4         SOURCE OF FUNDS

                  OO

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                            |_|


6         CITIZENSHIP OR PLACE OF ORGANIZATION

                  UNITED STATES

                      7      SOLE VOTING POWER

     NUMBER OF                       591,528

       SHARES

    BENEFICIALLY      8      SHARED VOTING POWER

      OWNED BY                       1,462,693

                      9      SOLE DISPOSITIVE POWER
        EACH
                                     591,528
     REPORTING


       PERSON         10     SHARED DISPOSITIVE POWER

        WITH                         1,462,693

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  2,054,221

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                   |_|



13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  9.1%


14        TYPE OF REPORTING PERSON

                  IN

                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934


     This Amendment No. 25, filed on behalf of Appaloosa Investment Limited Partnership I ("AILP"), Palomino Fund Ltd. ("Palomino"), Appaloosa Management L.P. (the "Manager"), Appaloosa Partners Inc. ("API") and David
A. Tepper ("Mr. Tepper" and, together with AILP, Palomino, the Manager and API, the "Reporting Persons"), amends and supplements the Schedule 13D filed on behalf of the Manager and Mr. Tepper on August 26, 1996 (as amended by Amendment No. 1 filed on September 26, 1996, Amendment No. 2 filed on January 28, 1997, Amendment No. 3 filed on April 7, 1997, Amendment No. 4 filed on May 13, 1997, Amendment No. 5 filed on June 12, 1997, Amendment No. 6 filed on July 14, 1997, Amendment No. 7 filed on December 3, 1997, Amendment No. 8 filed on December 12, 1997, Amendment No. 9 filed on October 2, 1998, Amendment No. 10 filed on November 9, 1998, Amendment No. 11 filed on March 16, 1999, Amendment No. 12 filed on April 30, 1999, Amendment No. 13 filed on May 17, 1999, Amendment No. 14 filed on June 21, 1999, Amendment No. 15 filed on November 23, 1999, Amendment No. 16 filed on September 7, 2000, Amendment No. 17 filed on October 2, 2000, Amendment No. 18 filed on May 3, 2002, Amendment No. 19 filed on May 7, 2002, Amendment No. 20 filed on June 6, 2002, Amendment No. 21 filed on September 3, 2002, Amendment No. 22 filed on October 23, 2002, Amendment No. 23 filed on May 30, 2003 and Amendment No. 24 filed on June 2, 2003, the "Schedule 13D"), relating to the common stock of INAMED Corporation (the "Company"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D. The
Schedule 13D is hereby amended and supplemented as follows:


ITEM 4.    Purpose of Transaction.
           ----------------------

     Item 4 is hereby amended to delete and restate the first paragraph added in Amendment No. 24 as follows:

     Each of the Reporting Persons will make an ongoing evaluation of its investment in the Company, in light of the Company's financial condition, business, operations and prospects, the market price of the Shares, conditions in the securities markets generally, general economic and industry conditions, its business objectives and other relevant factors, as it deems appropriate. Each of the Reporting Persons (and its respective affiliates) may, based on its evaluation of the foregoing factors, (i) purchase additional Shares or other securities of the Company, (ii) sell or transfer Shares beneficially owned by it from time to time in public or private transactions, and (iii) cause the Manager to distribute additional Shares in kind to its limited partners, the limited partners of the Partnership and the investors in Palomino, as the case may be.

     Item 4 is hereby also amended to add the following at the end thereof:

     On October 23, 2002, Mr. Tepper announced that he did not intend to seek re-election to the board of directors of the Company at the next annual meeting of the stockholders of the Company. Effective July 11, 2003, Mr. Tepper is no longer serving on the board of directors of the Company. Additionally, the Reporting Persons do not hold the Shares of the Company for the purpose of, or with the effect of, changing or influencing the control of the Company, or in connection with or as a participant in any transaction having that purpose or effect. Accordingly, the Reporting Persons have determined to report their ownership position in the Company on Schedule 13G under the Act and will file no further amendments to this
Schedule 13D.


ITEM 5.    Interest in Securities of the Issuer
           ------------------------------------

     The percentages set forth in this Item 5 (i) are based on there being 22,631,496 Shares outstanding as of May 30, 2003 as disclosed by the Company in its Definitive Proxy Statement filed on Schedule 14A on June 13, 2003 in connection with the Company's Annual Meeting of the Stockholders held July 11, 2003, and (ii) are calculated in accordance with Rule 13d-3(d) of the Securities Exchange Act of 1934, as amended.

     (a) This statement on Amendment No. 25 to the Schedule 13D relates to:
(i) 777,075 Shares which may be deemed to be beneficially owned by AILP and which constitute approximately 3.4% of the issued and outstanding Shares;
(ii) 685,618 Shares which may be deemed to be beneficially owned by Palomino and which constitute approximately 3.0% of the issued and outstanding Shares; (iii) 1,462,693 Shares which may be deemed to be beneficially owned by the Manager and which constitute approximately 6.5% of the issued and outstanding Shares; (iv) 1,462,693 Shares which may be deemed to be beneficially owned by API and which constitute approximately 6.5% of the issued and outstanding Shares; and (v) 2,054,221 Shares which may be deemed to be beneficially owned by Mr. Tepper and which constitute approximately 9.1% of the issued and outstanding Shares.

     (b) AILP may be deemed to have shared voting and dispositive power with respect to 777,075 Shares. Palomino may be deemed to have shared voting and dispositive power with respect to 685,618 Shares. The Manager may be deemed to have shared voting and dispositive power with respect to 1,462,693 Shares. API may be deemed to have shared voting and dispositive power with respect to 1,462,693 Shares. Mr. Tepper may be deemed to have shared voting and dispositive power with respect to 2,054,221 Shares and sole voting and dispositive power with respect to 591,528 Shares.

     (c) Except as described in this Schedule 13D, none of the Reporting Persons has effected any transactions in Shares during the sixty (60) days preceding the date of this Amendment No. 25 to the Schedule 13D.

     (d) Not applicable.

     (e) Not applicable.

                                 SIGNATURE
                                 ---------

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  July 30, 2003

                             APPALOOSA INVESTMENT LIMITED PARTNERSHIP I

                             By:  APPALOOSA MANAGEMENT L.P.,
                                  Its General Partner

                                     By:  APPALOOSA PARTNERS INC.,
                                          Its General Partner

                                        By:  /s/ David A. Tepper
                                             --------------------------------
                                             Name:   David A. Tepper
                                             Title:  President

                             PALOMINO FUND LTD.

                             By:  APPALOOSA MANAGEMENT L.P.,
                                  Its Investment Adviser

                                     By:  APPALOOSA PARTNERS INC.,
                                          Its General Partner

                                        By:  /s/ David A. Tepper
                                             --------------------------------
                                             Name:   David A. Tepper
                                             Title:  President

                             APPALOOSA MANAGEMENT L.P.

                             By:  APPALOOSA PARTNERS INC.,
                                  Its General Partner

                                     By:  /s/ David A. Tepper
                                          ---------------------------------
                                          Name:   David A. Tepper
                                          Title:  President

                             APPALOOSA PARTNERS INC.

                             By:  /s/ David A. Tepper
                                  -------------------------------------------
                                  Name:   David A. Tepper
                                  Title:  President